UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Acquisition of Copyrights

On February 1, 2021, Color Star Technology Co., Ltd. (the “Company”) and Beijing Dongxing Yihe Cultural Media Co., Ltd. (the “Transferor”) entered into that certain Copyright Purchase Agreement (the “Agreement”), pursuant to which the Company agreed to acquire certain copyrights listed in the Agreement for a consideration of $3,100,000. The Company agreed to wire $1,550,000 cash payment to the Transferor, and issue the Company’s restrictive ordinary shares, at $0.85 per share for a total of 1,814,818 shares to the Transferor (the “Transaction”). A copy of the Agreement is filed as an exhibit to this report and is incorproated herein by reference.

The Transaction was approved by the Company’s audit committee based on an independent valuation report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Copyright Purchase Agreement between the Company and the Transferor dated February 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer

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